================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
                                      UNDER
       SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                           RANDGOLD RESOURCES LIMITED
                       (Name of Subject Company (Issuer))

                      RANDGOLD RESOURCES LIMITED, AS ISSUER
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)
                            ------------------------
                      RULE 144A GLOBAL DEPOSITARY RECEIPTS
                         (Title of Class of Securities)
                            ------------------------
                                    752344408
                      (CUSIP Number of Class of Securities)
                            ------------------------
                                  DAVID HADDON
                           RANDGOLD RESOURCES LIMITED
                                LA MOTTE CHAMBERS
                                 LA MOTTE STREET
                            ST. HELIER JERSEY JE1 1BJ
                                 CHANNEL ISLANDS
                              (011 44) 1534 735 333
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)
                                   COPIES TO:
                             STEVEN I. SUZZAN, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                            TELEPHONE: (212) 318-3000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Value*                              Amount of Filing Fee
--------------------------------------------------------------------------------
        $11,251,859                                     $1,035
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee. Based on the product of (i) $6.75 per share, the average of the high and low prices for the issuer's ordinary shares on the London Stock Exchange on July 15, 2002, (ii) 2, the number of ordinary shares represented by each Rule 144A GDS and (iii) 833,471, the estimated maximum number of Rule 144A GDSs to be acquired in the exchange offer.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     $1,109                                     Filing Party:  RANDGOLD RESOURCES LIMITED
         Form or Registration No.:   FORM F-4 (NO. 333-91166)                   Date Filed:    JUNE 26, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:
         [ ] third-party tender offer subject to Rule 14d-1.
         [x] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Randgold Resources Limited, a company organized under the laws of Jersey, Channel Islands (the "Company"), to exchange one registered American Depositary Share (an "ADS"), each representing two ordinary shares, par value $0.10 per share ("Ordinary Shares"), of the Company, for each Rule 144A Global Depositary Share (collectively, the "Rule 144A GDSs"), each representing two Ordinary Shares, validly tendered, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated July 17, 2002, a copy of which is attached hereto as Exhibit (a)(1) (which together with the documents attached hereto as Exhibits (a)(2), (a)(3), (a)(4), and (a)(5), as they may be amended and supplemented from time to time, constitute the "Offer").

         The information in the Offer is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 2.  Subject Company Information.

           (a)    Name and Address.

           The name of the issuer is Randgold Resources Limited, a company organized under the laws of Jersey, Channel Islands. The Company's principal executive offices are located at La Motte Chambers, La Motte Street, St. Helier Jersey JE1 1BJ, Channel Islands, and its telephone number is (011 44) 1534 735 333.

           (b)    Securities.

           As of July 16, 2002, 833,471 Rule 144A GDSs were issued and outstanding.

           (c)    Trading Market and Price.

           There is no established trading market for the Rule 144A GDSs for which reliable trade reporting or sale information is available. The Rule 144A GDSs are eligible for trading via PORTAL.

ITEM 3.  Identity and Background of Filing Person.

           (a)    Name and Address.

           The address of each executive director and non-executive director named in the Exchange Offer Prospectus is c/o Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier Jersey JE1 1BJ, Channel Islands, telephone number is (011 44) 1534 735 333. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

           None of the Rule 144A GDSs are to be purchased from any officer, director or affiliate of the Company.

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ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

           There is no agreement, arrangement or understanding between the Company or any of its directors or executive officers and any other person with respect to the Rule 144A GDSs.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

           Except as otherwise set forth in the Exchange Offer Prospectus, as of the date hereof the Company has no plans, proposals or negotiations that relate to or would result in:

           (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

           (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, taken as a whole;

           (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

           (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

           (5) any other material change in the Company's corporate structure or business;

           (6) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

           (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

           (8) the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act;

           (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

           (10) any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.



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

ITEM 8.  Interest in Securities of the Subject Company.

           Neither the Company nor, to the best of the Company's knowledge, any of its directors, executive officers, associates, majority-owned subsidiaries or directors or executive officers of any of its subsidiaries owns any Rule 144A GDSs or has effected any transactions in the Rule 144A GDSs in the past 60 days.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used.

           No person is or will be, directly or indirectly, employed, involved in the exchange offer, retained or compensated to make solicitations or recommendations in connection with this exchange offer.

ITEM 12. Exhibits.

Exhibit (a)(1)    Exchange Offer Prospectus dated July 17, 2002.

Exhibit (a)(2)    Form of letter to brokers, dealers, commercial banks, trust companies, and other nominees.

Exhibit (a)(3)    Form of letter to clients from brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(4)    Form of instructions.

Exhibit (a)(5)    Form of notice of guaranteed delivery.



                                       3
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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        RANDGOLD RESOURCES LIMITED


                                        By:        /s/ Roger A. Williams
                                           -------------------------------------
                                           Name: Roger A. Williams
                                           Title: Finance Director

Dated:   July 17, 2002